FORM T-1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

(I.R.S. Employer Identification No.)

60 Livingston Avenue EP-MN-WS3C St. Paul, MN 55107-2292	55107
(Address of principal executive offices)	(Zip Code)

Richard H. Prokosch

U.S. Bank National Association

60 Livingston Avenue

EP-MN-WS3C

St. Paul, MN 55107-2292

(651) 495-3918

(Name, address and telephone number of agent for service)

MGM MIRAGE

(Exact name of obligor as specified in its charter)

Delaware	88-0215232
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3600 Las Vegas Boulevard South Las Vegas, Nevada	89109
Address of Principal Executive Offices)	(Zip Code)

Senior Notes Due 2009

(Title of the Indenture Securities)

AC HOLDING CORP., a Nevada corporation	88-0220212
AC HOLDING CORP. II, a Nevada corporation	88-0220229
BEAU RIVAGE DISTRIBUTION CORP., a Mississippi corporation	64-0898763
BEAU RIVAGE RESORTS, INC., a Mississippi corporation	88-0340296

BELLAGIO, LLC, a Nevada limited liability company	94-3373852
BELLAGIO II, LLC, a Nevada limited liability company	47-0880256
BOARDWALK CASINO, INC., a Nevada corporation	88-0304201
BUNGALOW, INC., a Mississippi corporation	64-0410882
COUNTRY STAR LAS VEGAS, LLC, a Nevada limited liability company	88-0352410
DESTRON, INC., a Nevada corporation	88-0234293
EGARIM, INC., an Alabama corporation	88-0310857
GNL, CORP., a Nevada corporation	88-0237066
GNLV, CORP., a Nevada corporation	88-0135579
GOLDEN NUGGET AVIATION CORP., a Nevada corporation	88-0173596
GOLDEN NUGGET EXPERIENCE, LLC, a Nevada limited liability company	88-0462234
GOLDEN NUGGET FINANCE CORP., a Nevada corporation	88-0225681
GOLDEN NUGGET MANUFACTURING CORP., a Nevada corporation	88-0195439
GOLDEN NUGGET MARKETING CORP. — ILLINOIS, a Nevada corporation	88-0279814
GRAND LAUNDRY, INC., a Nevada corporation	88-0298834
LV CONCRETE CORP., a Nevada corporation	88-0337406
MAC CORP., a New Jersey corporation	22-3424950
METROPOLITAN MARKETING, LLC, a Nevada limited liability company	22-3756320
MGM GRAND ATLANTIC CITY, INC., a New Jersey corporation	88-0354792
MGM GRAND CONDOMINIUMS, LLC, a Nevada limited liability company	55-0806676
MGM GRAND DETROIT, INC., a Delaware corporation	91-1829051
MGM GRAND HOTEL, LLC, a Nevada limited liability company	94-3373856
MGM GRAND NEW YORK, LLC, a Nevada limited liability company	03-0524149
MGM GRAND RESORTS, LLC, a Nevada limited liability company	88-0491101
MGM MIRAGE, a Nevada corporation	88-0215232
MGM MIRAGE ADVERTISING, INC., a Nevada corporation	88-0162200
MGM MIRAGE DESIGN GROUP, a Nevada corporation	88-0406202
MGM MIRAGE DEVELOPMENT, INC., a Nevada corporation	88-0368826
MGM MIRAGE ENTERTAINMENT AND SPORTS, a Nevada corporation	88-0245169
MGM MIRAGE INTERNATIONAL, a Nevada corporation	86-0868640
MGM MIRAGE OPERATIONS, INC., a Nevada corporation	88-0471660
MGM MIRAGE RETAIL, a Nevada corporation	88-0385232
MH, INC., a Nevada corporation	88-0245162
M.I.R. TRAVEL, a Nevada corporation	88-0276369
MIRAGE LAUNDRY SERVICES CORP., a Nevada corporation	88-0287118
MIRAGE LEASING CORP., a Nevada corporation	88-0424843
MIRAGE RESORTS, INCORPORATED, a Nevada corporation	88-0058016
MMNY LAND COMPANY, INC., a New York corporation	33-1043606
MRGS CORP., a Nevada corporation	88-0321295
NEW PRMA LAS VEGAS, INC., a Nevada corporation	88-0430015
NEW YORK—NEW YORK HOTEL & CASINO, LLC, a Nevada limited liability company	88-0329896
PRMA LAND DEVELOPMENT COMPANY, a Nevada corporation	88-0325842
PRMA, LLC, a Nevada limited liability company	88-0430017
RESTAURANT VENTURES OF NEVADA, INC., a Nevada corporation	88-0376749
THE APRIL COOK COMPANIES, a Nevada corporation	88-0401505
THE MIRAGE CASINO-HOTEL, a Nevada corporation	88-0224157
THE PRIMADONNA COMPANY, LLC, a Nevada limited liability company	88-0430016
TREASURE ISLAND CORP., a Nevada corporation	88-0279092
VIDIAD, a Nevada corporation	88-0428375

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FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency
Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.*

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of December 31, 2002, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

*	Incorporated by reference to Registration Number 333-67188.

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NOTE

The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Paul, State of Minnesota on the 11th day of September, 2003.

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Richard H. Prokosch
Richard H. Prokosch Vice President

By:	/s/ Lori-Anne Rosenberg
Lori-Anne Rosenberg Assistant Vice President

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